

January 11, 2011

Geoff Williams
Chief Executive Officer
Greyhound Commissary, Inc.
2681 East Parleys Way, Suite 204
Salt Lake City, UT 84109

> **Re:** **Greyhound Commissary, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 28, 2010**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 5, 2011**
> **File No. 000-53529**

Dear Mr. Williams:

We have conducted a limited review of the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.   Please explain why you have provided the independent registered accountant's report for Horizontal Marketing, Inc. Tell us whether your financial statements have been audited for the periods ended December 31, 2009 and December 31, 2008. Ensure that you properly identify the company that was audited. We refer you to Rule 2-02 of Regulation S-X. Revise accordingly.

Preliminary Information Statement on Schedule 14C filed January 5, 2011

Reverse Stock Split, page 7

2.   As you note, your reverse stock split will have the effect of creating newly available authorized shares of common stock. Accordingly, please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If you have no such plans, please include a clear statement to the effect that you have no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

3.   Refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in your authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

Corporate Name Change, page 10

4.   Please expand your disclosure to briefly describe your new business following completion of the acquisition of China FlyingDevelopment Limited.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3730 if you have any questions regarding comments on the financial statements and related matters. Please contact Michael F. Johnson, Staff Attorney at (202) 551-3477, with any other questions. If you need further assistance, you may contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile: (801) 733-0808
         Leonard E. Nielson, Esq.
         Leonard E. Nielson, PC